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                                                                     Exhibit 6


                     [MOORCO INTERNATIONAL INC. LETTERHEAD]

                                                                    May 19, 1995

To Our Stockholders:

     On May 5, 1995, a subsidiary of FMC Corporation began a tender offer (the "FMC Offer") for all of the Company's outstanding Common Stock (together with the associated Preferred Stock Purchase Rights) at a price of $20 per share in cash. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE FMC OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE FMC OFFER AND NOT TENDER YOUR SHARES TO FMC.

     In reaching the determination that the FMC Offer is inadequate and not in the best interests of Moorco or its stockholders, your Board gave careful consideration to Moorco's financial performance and future prospects, the opinion of the Company's financial advisors, Salomon Brothers Inc, that the FMC Offer is inadequate from a financial point of view, the significant conditions to consummation of the FMC Offer, the conduct of FMC prior to the commencement of the FMC Offer, and the other factors described in the attached Schedule 14D-9. We urge you to read carefully the attached document in its entirety, including the opinion of Salomon Brothers Inc included as an annex, so that you will be fully informed as to the Board's recommendation.

     Your Board of Directors believes that the FMC Offer fails to recognize the current value of the Company, as reflected, in part, by the current market price for the Common Stock. The Board concluded that the interests of the stockholders would be best served by the Company exploring alternatives to maximize stockholder value and the Company is actively engaged in that effort.

     Under the terms of its tender offer, FMC cannot accept or pay for any Common Stock before 12:00 midnight, New York City time, on Friday, June 2, 1995. Accordingly, you need not take any action at this time to participate in the FMC Offer. In addition, any Common Stock already tendered may be withdrawn, if so desired, before June 2, 1995.

     Your Directors thank you for your continued support.

                      On behalf of the Board of Directors,

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
            /s/  KEITH S. WELLIN                            /s/  MICHAEL L. TINER
                 Keith S. Wellin                                 Michael L. Tiner
           Chairman of the Board                             President and Chief
                                                              Executive Officer
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